UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                 SCHEDULE 13D/A
                                Amendment No. 1


                   Under the Securities Exchange Act of 1934


                                 T-REX OIL, INC.
                            fka RANCHER ENERGY CORP.
             ------------------------------------------------------
                                (Name of Issuer)

                        Common Stock, $0.0001 per share
             ------------------------------------------------------
                         (Title of Class of Securities)

                                   75188R106
              ------------------------------------------------------
                                (CUSIP Number)

                               TEREX ENERGY CORP.
                                 DONALD WALFORD
                                 MARTIN GOTTLOB
                                   ALLEN HEIM
                              520 Zang St., Ste 250
                              Broomfield, CO 80021
                                 (720) 502-4483
             ------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                DECEMBER 22, 2014
                 ---------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. /_/

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75188R106

1.   NAMES OF REPORTING PERSONS:

     Terex Energy Corp., a Colorado Corporation

     Mr. Walford is CEO of Terex Energy Corp. and President, CEO and Director of T-Rex Oil, Inc.

     Mr. Gottlob is Vice President of Geology of Terex Energy Corp. and a Director of T-Rex Oil, Inc.

     Mr. Heim is Vice President of Operations of Terex Energy Corp.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):(a) /x/
                                                                         (b) /_/
3.   SEC USE ONLY:

4.   SOURCE OF FUNDS (SEE INSTRUCTIONS): N/A

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): /_/

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:

     Terex Energy Corp. - Colorado Corporation; Messrs. Walford, Gottlob and Heim - United States

                             7.  SOLE VOTING POWER:

                                 0
      NUMBER OF SHARES
      BENEFICIALLY OWNED     8.  SHARED VOTING POWER:
      BY EACH REPORTING
      PERSON WITH                0

                             9.  SOLE DISPOSITIVE POWER:

                                 0

                             10. SHARED DISPOSITIVE POWER:

                                 0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

     0 shares

     NOTE: On December 22, 2014 T-Rex Oil, Inc. acquired 100% of the stock of Terex Energy Corp. after agreeing to exchange 7,385,700 shares with the Terex Energy Corp. shareholders. Prior to the exchange of shares, Terex
     Energy Corp. owned 371,003 post-reverse split shares of common stock of T-Rex Oil, Inc. These shares were surrendered and deemed retired to treasury of T-Rex Oil, Inc. Donald Walford, Martin Gottlob and Allen Heim (as directors of Terex Energy Corp.) were deemed beneficial owners by virtue of their director and management positions in Terex Energy Corp., and Messrs. Walford and Gottlob were deemed beneficial owners as directors of Issuer.

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): /_/

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

     0% Common Stock

14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

     CO - Terex Energy Corp; IN - Donald Walford; IN - Martin Gottlob; IN - Allen Heim

ITEM 1. SECURITY AND ISSUER
---------------------------

The security for which this report is made is the common stock, par value $0.0001 per share, of T-Rex Oil, Inc. fka Rancher Energy Corp., a Colorado corporation (the "Issuer").

This statement amends the Schedule 13D dated August 21, 2014 filed by Terex Energy Corp., Donald Walford, Martin Gottlob and Allen Heim. The purpose of this Amendment is to reflect that the group's beneficial ownership is less than 5% as a result of the transaction described in Item 4 below.


ITEM 2. IDENTITY AND BACKGROUND.
--------------------------------

(a) NAME: This statement is filed by Terex Energy Corp., a Colorado Corporation, Donald Walford, Martin Gottlob and Allen Heim, as management and Directors thereof. Messrs. Walford and Gottlob are directors of the Issuer.

(b) BUSINESS ADDRESS OF TEREX ENERGY CORP., DON WALFORD, MARTIN GOTTLOB, ALLEN HEIM - 520 Zang St., Ste 250, Broomfield, CO 80021

(c) EMPLOYMENT INFORMATION: Terex Energy Corp. is a business that is an oil and gas investor. Mr. Walford is CEO of Terex Energy Corp. and President, CEO and Director of T-Rex Oil, Inc. Mr. Gottlob is Vice President of Geology of Terex Energy Corp. and a Director of T-Rex Oil, Inc. Mr. Heim is Vice President of Operations of Terex Energy Corp.

(d) During the last five (5) years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five (5) years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they are subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f) Terex Energy Corp. is a corporation formed in Colorado. Donald Walford is a natural person in Colorado. Martin Gottlob is a natural person in Colorado. Allen Heim is a natural person in Kansas.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
---------------------------------------------------------

On December 22, 2014 T-Rex Oil, Inc. acquired 100% of the stock of Terex Energy Corp. after agreeing to exchange 7,385,700 shares with the Terex Energy Corp. shareholders. Prior to the exchange of shares, Terex Energy Corp. owned 371,003 post-reverse split shares of common stock of T-Rex Oil, Inc. These shares were surrendered and deemed retired to treasury of T-Rex Oil, Inc.


ITEM 4. PURPOSE OF TRANSACTION
------------------------------

On December 22, 2014 T-Rex Oil, Inc. acquired 100% of the stock of Terex Energy Corp. after agreeing to exchange 7,385,700 shares with the Terex Energy Corp. shareholders. The shares were exchanged on a one for one basis. Prior to the exchange of shares, Terex Energy Corp. owned 371,003 post-reverse split shares of common stock of T-Rex Oil, Inc. These shares were surrendered and deemed retired to treasury of T-Rex Oil, Inc. Don Walford, Martin Gottlob and Allen Heim (as directors of Terex Energy Corp.) were deemed beneficial owners by virtue of their director and management positions in Terex Energy Corp., and Messrs. Walford and Gottlob were deemed beneficial owners as directors of Issuer.

The Reporting Persons have plans which relate to, or could result in the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to
Item 4 of Schedule 13D as follows: a) acquisitions of prospects continue for Issuer, based on the business judgment of the continuing board of directors b) the reporting persons intend to formulate a plan to recapitalize the Issuer for at least $10,000,000, (although there can be no assurance that the Issuer will successfully achieve that, or any, additional debt or equity capitalization) c) further, the Reporting persons may seek shareholder approval and authorization for preferred stock; d) consolidation of common stock and authorization of preferred stock will require amendments to the Articles of Incorporation. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
--------------------------------------------

(a) Aggregate number and percentage of the class of securities beneficially owned:

     0 common shares after acquisition and business continuation of 100% of Terex Energy Corp.

(b) Number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition:

     0 common shares after acquisition and business continuation of 100% of Terex Energy Corp.

(c)  Transactions in the securities effected during the past sixty days:

     See Item 4 above which is incorporated by reference herein.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e) The date on which the reporting person ceased to be the beneficiary owner of more than five percent of the class of securities:

     December 22, 2014


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
--------------------------------------------------------------------------------

See  Item  4  above  which  is  incorporated  by  reference  herein.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
-----------------------------------------

Exhibit 99.1 - Statement of Terex Energy Corp. and Messrs. Walford, Gottlob and Heim as to the joint filing of Schedule 13D/A dated January 22, 2015.

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: January 22, 2015


        Terex Energy Corp.

        By:/s/ Donald Walford
        ---------------------------------
           Donald Walford, CEO



        /s/ Donald Walford
        ---------------------------------
        Donald Walford, Individual



        /s/ Martin Gottlob
        ---------------------------------
        Martin Gottlob, Individual



        /s/ Allen Heim
        ---------------------------------
        Allen Heim, Individual